EXHIBIT (a)(1)(B)

Date: May 10, 2007

To:

Dear	:

We have previously corresponded with you about your stock option grant issued on July 1, 2003 and the negative tax consequences you could incur under Section 409A (“Section 409A”) of the Internal Revenue Code upon the vesting and exercise of those options.  We are now offering you a way to amend your 2003 options so that Section 409A will not apply. This letter and the attached package describe the solution proposed by Staples.  To take advantage of the solution, you must sign and return the attached form to Staples no later than June 11, 2007, the expiration date of this offer, unless this offer is extended.  More information about how to accept this offer is set forth below.

What is the Solution?

In order to avoid the adverse tax consequences of Section 409A, Staples is making an offer to amend your July 1, 2003 option grant (the “offer”).  If you accept this offer, Staples will amend your options granted on July 1, 2003 to increase the exercise price from $12.2333 to $12.88 per share on all shares remaining unexercised as of the expiration date of this offer.  All other terms of the stock options will remain unchanged, including vesting dates and the expiration date.  To compensate you for the increase in exercise price, you will receive $ .6467 for each share amended, which will be paid to you in a cash payment to be made in January 2008.  Members of the Staples Leadership Team who accept this offer will forgo the cash payment.

The enclosed Offer to Amend dated May 10, 2007 contains detailed information about the offer, including the tax consequences of accepting or not accepting the offer, and the risks relating to the offer.   A Question and Answer section is provided on pages 1 through 7 of the enclosed Offer to Amend.  Please read and carefully consider all of this information.  THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 5:00 P.M., EASTERN TIME, ON JUNE 11, 2007, UNLESS THE OFFER IS EXTENDED.

Your Eligible Options.

You are receiving this package because our records show that you hold Staples stock options issued on July 1, 2003 described in the following table.

Name:
Grant Number:	Grant Date	Number of Options Remaining*	Original Exercise Price*	Revised Exercise Price with Determination Date of 7/10/03*	Cash Payment after 1/1/08*
	July 1, 2003		$12.2333	$12.88	$
* Information as of April 26, 2007, reflecting stock splits and shares previously exercised.

You Must Decide Whether to Accept the Offer.

You must decide whether to accept the offer no later than June 11, 2007 (subject to extension).  You are not required to accept the offer.  Accepting the offer will eliminate the negative consequences of Section 409A on your unexercised July 1, 2003 options, and will include a cash payment to you (except for members of the Staples Leadership Team) to make up for the increase in your option exercise price.

Note that failure to accept the offer will also require Staples to withhold additional regular income tax from your 2008 income in order to pay the taxes associated with your eligible options that vested after December 31, 2004 and have not been exercised, as required by Section 409A.  You will be responsible for paying your own 409A taxes, which as discussed in the Offer to Amend will be in addition to the regular income tax, and any applicable state and local taxes.  The amount of such additional withholding tax will be determined in accordance with available guidance under Section 409A.  Staples is not responsible for withholding the 409A amount (20%) associated with unamended options.  You will be required, however, to pay such amount along with associated 409A taxes.

Although our Board of Directors has approved this offer, neither we nor our Board makes any recommendation as to whether you should accept the offer.  You must make your own decision after considering your individual circumstances and preferences.  You should carefully review the materials in this package. We recommend that you consult with your personal financial, tax and legal advisors in making your decision whether to accept the offer.

Please understand that if you elect not to accept the offer or just fail to respond, your unexercised July 1, 2003 options will be subject to the negative consequences of Section 409A, which could be significant.   Once this offer is completed, we do not intend to take any more steps to address the Section 409A problem for July 1, 2003 option holders.

If You Decide to Accept the Offer.

If you decide to accept the offer, you need to do the following no later than June 11, 2007 (subject to extension):

1.               Complete and sign the attached election form.

2.               Return the signed election form to us by one of the following:

a.               Mailing the enclosed pre-paid envelope, retaining a copy for your records, or

b.              Using Interoffice Mail to Equity Comp, 1West, if you work in the headquarters building in Framingham, Massachusetts, or

c.               Faxing to Equity Comp at 508-253-8300.

Acceptance of the offer may be withdrawn up to 5:00 p.m., Eastern Time, on June 11, 2007 (subject to extension) by delivering a completed withdrawal form following the instructions in the form.  To receive a copy of the withdrawal form, please contact HR Services at 888-490-4747 (x36499).

If You Decide Not to Accept the Offer.

If you decide not to accept the offer, you don’t need to take any action.  Please understand that if you elect not to accept the offer or just fail to respond, your unexercised July 1, 2003 options will be subject to the negative consequences of Section 409A, as discussed in the Offer to Amend.  Once this offer is completed, we do not intend to take any more steps to address the Section 409A problem for July 1, 2003 option holders.

*              *              *

Once the offer is completed, it will take several business days to update our database and your personal account information to reflect the option amendments.  We will notify you when the information update is completed.

If you have any questions regarding this offer or the information contained in these materials, please call HR Services at 888-490-4747 (x36499).

Sincerely,

Staples, Inc.

ELECTION

Please indicate your election by checking the box below and completing and signing this election form. Please be sure to follow the instructions included in the attached letter.  THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 5:00 P.M., EASTERN TIME, ON JUNE 11, 2007, UNLESS THE OFFER IS EXTENDED.

BY PARTICIPATING, YOU AGREE TO ALL TERMS OF THE OFFER AS SET FORTH IN THE OFFER DOCUMENTS.

You may withdraw this election as your option by submitting a properly completed and signed withdrawal form prior to the offer expiration date which will be 5:00 p.m., Eastern Time, June 11, 2007, unless extended.

☐                                   Yes, I wish to participate in the offer as to my eligible option grant listed in the attached letter.

If you do not want to accept the offer, please check the box below:

☐                                   No, I do NOT wish to participate in the offer.

If you elect Yes, the applicable option will be irrevocably amended upon our acceptance on the next business day following the expiration date of this offer, which is currently expected to be June 12, 2007.

If you elect No, or you do not respond to this offer, your eligible option will not be amended.

Signature

(Name)

(Employee ID)
Date: